May 1, 2026

Jean-Paul Kress
Chief Executive Officer
Vor Biopharma Inc.
500 Boylston Street, Suite 1350
Boston, MA 02116

       Re: Vor Biopharma Inc.
           Registration Statement on Form S-3
           Filed April 27, 2026
           File No. 333-295346
Dear Jean-Paul Kress:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Madison Jones, Esq.